Outlook Funds Trust
Three Canal Plaza, Suite 600
Portland, Maine 04101

OFFICER’S CERTIFICATE

I, David Faherty, do hereby certify that I am duly elected and acting Vice President and Secretary of Outlook Funds Trust (the “Trust”), a Delaware statutory trust, and I further certify that the following resolutions were approved at the Board of Trustees meeting on January 9, 2014:

RESOLVED: That upon consideration of the material factors, including those factors specified by the applicable regulations, the Board, including a majority of the Independent Trustees, hereby approves the fidelity bond, covering each officer and employee of the Trust against larceny and embezzlement, in the total coverage amount of $300,000; and it was

FURTHER RESOLVED: That the proposed premium for the fidelity bond coverage, be, and hereby is, approved; and it was

FURTHER RESOLVED: That the officers of the Trust be, and each hereby is, authorized to make any and all payments and to take all actions as they or any of them may determine to be necessary or appropriate in connection with obtaining joint fidelity bond coverage, including making all filings as may be required by Rule 17g-1 under the 1940 Act; and be it

FURTHER RESOLVED: That the officers of the Trust be, and each hereby is, authorized to take any actions and to execute any instruments that may be necessary or advisable to carry out the foregoing resolutions relating to the Trust obtaining fidelity bond coverage.

                IN WITNESS WHEREOF, the undersigned has executed this certificate this 28th day of March 2014.

/s/David Faherty
David Faherty
Vice President and Secretary of the Trust